Parker Drilling Company
5 Greenway Plaza, Suite 100,
Houston, Texas 77046
August 2, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall
Assistant Director

Re:	Parker Drilling Company
Registration Statement on Form S-4
Filed June 21, 2010
File No. 333-167666
Ladies and Gentlemen:
     Set forth below are the responses of Parker Drilling Company (the “Registrant”) to comments and requests for additional information contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated July 16, 2010, with respect to the above referenced registration statement (the “Registration Statement”).
     For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Staff’s letter. The response to each comment or request is set forth immediately below the text of the applicable comment or request.
General
1.	Ensure that the filing includes current disclosure. For example, update as necessary to disclose any material developments relating to the matters which you describe in Note 6 (Contingencies) in the Form 10-Q you filed on May 7, 2010.
Response: We intend to file with the Commission, on or before August 9, 2010, our Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “Second Quarter Form 10-Q”), which will include updates of our previous disclosures, including with respect to Note 6 (Contingencies) (“Note 6”), contained in our Quarterly Report on Form 10-Q for the period ended March 31, 2010 filed on May 7, 2010. In particular, the Second Quarter Form 10-Q will disclose that several lawsuits

United States Securities and Exchange Commission
August 2, 2010

have been filed against our current directors relating to the matters previously described in Note 6 under the caption “Customs Agent and Foreign Corrupt Practices Act (FCPA) Investigation”. These lawsuits name the Registrant as a nominal defendant and were served on us subsequent to the filing of the Registration Statement.

2.	We note the disclosure in a risk factor in your 10-K for the fiscal year ended December 31, 2009, and disclosure in the notes to the financial statements included in the 10-K and in your 10-Q for the fiscal quarter ended March 31, 2010, about your internal review and voluntary disclosure to the U.S. government regarding activities including the shipment of equipment and supplies through Iran and drilling activities. Please update us on any Iran-related activity or contacts since your letter to us dated August 12, 2008. Identify for us the agency or agencies to which you have made disclosure regarding these matters, and update us on the status of your contacts with the agenc(ies) regarding the matters. Clarify for us whether the other activities, including drilling activities, to which you refer in the disclosure relate to Iran, and identify for us any other countries to which they relate.

Response: On August 11, 2008, we submitted a voluntary self-disclosure regarding certain infractions or potential infractions of the Iranian Transactions Regulations (“ITR”) to the Office of Foreign Assets Control (“OFAC”) of the United States Department of the Treasury. We supplemented such disclosure by letter to OFAC dated August 3, 2009. Since the date of the supplemental voluntary disclosure, we have not received a response or further inquiry from OFAC relating to such voluntary self-disclosure.

The statement “other activities, including drilling activities,” in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q refers to drilling services that we provided in Turkmenistan and Kazakhstan. We performed an internal investigation into whether we may have acted inconsistently with the ITR by reason of providing those drilling services. Based on that investigation, we determined that we had no actual knowledge or reason to know whether any hydrocarbons that might be produced in the holes that we drilled in Turkmenistan and Kazakhstan would be exclusively or predominantly destined for Iran or intended specifically for use in the production of, for commingling with, or for incorporation into goods to be supplied directly or indirectly, transshipped, or reexported exclusively or predominantly to Iran. Accordingly, we do not believe that our drilling operations in Turkmenistan or Kazakhstan violated the ITR. Nevertheless, we reported the results of this investigation to OFAC in the self-disclosures described above.

United States Securities and Exchange Commission
August 2, 2010

Except for the incident described below, to the best of our knowledge we have had no Iran-related activity or contacts since our letter to the Commission dated August 12, 2008. In April 2009, a shipment of supplies from Houston, Texas to our Turkmenistan operations transited through Iran while being transported from Istanbul, Turkey, over land to Baku, Azerbaijan, despite a clear and specific agreement with the freight forwarder responsible for the shipment to use a route that did not transit Iran. We discovered that the shipment had transited Iran a few days after the shipment had arrived at our facilities in Turkmenistan. In our investigation of the incident the freight forwarder confirmed that it had received clear instructions not to allow the shipment to transit Iran but that the local overland carrier had failed to follow these instructions. We reported this incident to OFAC in the self-disclosures described above.
* * *
     If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact our General Counsel, Jon-Al Duplantier, at 281-406-2192. Thank you for your consideration.
Very truly yours,
W. Kirk Brassfield
Senior Vice President and
Chief Financial Officer